UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

American Apparel, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

023850100

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. P Standard General Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

Item 1.    Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on July 7, 2014 and amended on July 11, 2014, July 18, 2014, August 19, 2015 and October 8, 2015.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

This Amendment is being filed to supplement Item 5 of the Schedule 13D as set forth below.

Item 5.  Interest in Securities of the Issuer.

On October 5, 2015, the Company and certain of its domestic subsidiaries filed voluntary petitions in the United States Bankruptcy Court of the District of Delaware (the “Court”). On January 27, 2016, the Court entered an order confirming the Company's First Amended Joint Plan of Reorganization of the Debtors and Debtors in Possession (the "Plan"), under which, on February 5, 2016, the Effective Date of the Plan, all shares of Common Stock and other equity interests in the Company were cancelled and terminated, and the Company was converted into a Delaware limited liability company with membership interests issued to unitholders, including certain Reporting Persons, in accordance with the Plan.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          February 9, 2016

STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim